UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

ASTROTECH CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

046484200

(CUSIP Number)

October 9, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 046484200	Page 2 of 9

(1)	Names of reporting persons Winn Interests, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of	(5) Sole voting power 0
shares beneficially owned by	(6) Shared voting power 523,386
each reporting person	(7) Sole dispositive power 0
with:	(8) Shared dispositive power 523,386
(9)	Aggregate amount beneficially owned by each reporting person 523,386
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 11.64%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 046484200	Page 3 of 9

(1)	Names of reporting persons Charles Winn
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of	(5) Sole voting power 6,999
shares beneficially owned by	(6) Shared voting power 524,826
each reporting person	(7) Sole dispositive power 6,999
with:	(8) Shared dispositive power 524,826
(9)	Aggregate amount beneficially owned by each reporting person 531,825
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 11.81%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 046484200	Page 4 of 9

(1)	Names of reporting persons Tom Winn
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of	(5) Sole voting power 0
shares beneficially owned by	(6) Shared voting power 523, 386
each reporting person	(7) Sole dispositive power 0
with:	(8) Shared dispositive power 523,386
(9)	Aggregate amount beneficially owned by each reporting person 523,386
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 11.64%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 046484200	Page 5 of 9

(1)	Names of reporting persons Southern Winn
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of	(5) Sole voting power 0
shares beneficially owned by	(6) Shared voting power 523,386
each reporting person	(7) Sole dispositive power 0
with:	(8) Shared dispositive power 523,386
(9)	Aggregate amount beneficially owned by each reporting person 523,386
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 11.64%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 046484200	Page 6 of 9

Item 1(a).	Name of Issuer:

Astrotech Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

201 West 5th St. Suite 1275, Austin, TX 78701

Item 2(a).	Name of Person Filing:
The names of the person filing this report (collectively, the “Reporting Persons” are:

Winn Interests, Ltd. (“Winn Interests”)
Charles Winn (“Charles”) Tom Winn (“Tom”) Southern Winn (“Southern” and, together with Charles and Tom, the “Winn Family Members”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is:

800 N. Shoreline 1900 N. Tower, Corpus Christi, TX 78401-3700

Item 2(c).	Citizenship:

Winn Interests is a Texas partnership. Each Winn Family Member is a United States citizen residing in Texas.

Item 2(d).	Title of Class of Securities:

Common Stock, par value, $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number: 046484200

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

SCHEDULE 13G

CUSIP No. 046484200	Page 7 of 9

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on 4,095,373 outstanding shares of Common Stock, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2018, as filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2018, plus the 409,645 shares of Common Stock sold in the October 9, 2018 private placement, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on October 12, 2018. None of the Winn Family Members directly holds any shares of Common Stock, other than as follows: Charles Winn owns 3440 shares of Common Stock directly, 3559 shares of Common stock through his rollover IRA account, and may be deemed to beneficially own 1440 shares of Common Stock directly owned by his wife. Each such individual is an equal owner of Winn Interests, which directly holds 523,386 shares of Common Stock and may be deemed to beneficially own the securities directly held by the Winn Interests.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SCHEDULE 13G

CUSIP No. 046484200	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 19, 2018

WINN INTERESTS, LTD.

By: Winn VI., LLC,
General Partner
By:	/s/ Michael W. Calley
Michael W. Calley, President

/s/ Charles Winn
Charles Winn

/s/ Tom Winn
Tom Winn

/s/ Southern Winn
Southern Winn

SCHEDULE 13G

CUSIP No. 046484200	Page 9 of 9

EXHIBIT 1

AGREEMENT

The persons below hereby agree that the Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13G, shall be filed on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Date: October 19, 2018

WINN INTERESTS, LTD.

By: Winn VI, LLC,
General Partner
By:	/s/ Michael W. Calley
Michael W. Calley, President

/s/ Charles Winn
Charles Winn

/s/ Tom Winn
Tom Winn

/s/ Southern Winn
Southern Winn

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